FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549



                            Report of Foreign Issuer



                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                        For period ending April 28, 2006

                               GlaxoSmithKline plc
                              (Name of registrant)



               980 Great West Road, Brentford, Middlesex, TW8 9GS
                    (Address of principal executive offices)


             Indicate by check mark whether the registrant files or
                 will file annual reports under cover Form 20-F
                                  or Form 40-F


                              Form 20-F x Form 40-F
                                       --


         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                    Yes No x
                                       --



   Notification of Transactions of Directors, Persons Discharging Managerial
                      Responsibility or Connected Persons


I give below details of changes in interests in the Ordinary shares of GlaxoSmithKline plc in respect of the under-mentioned Director:-



Mr J S Heslop                Exercise of options on 27 April 2006 over 54,000
                             Ordinary shares granted on 3 December 2002 under the GlaxoSmithKline Share Option Plan at a price of GBP11.79 per share. The sale of 46,665 shares on 27 April 2006 at a price of GBP15.41 to meet the resulting cost of exercise and tax.


                             Following this transaction Mr Heslop's total shareholding in the Company has increased by 7,335 shares to 19,896.32 shares.


                             The Company was advised of this transaction on 27 April 2006.


This notification is in accordance with Disclosure Rule 3.1.4R(1)(b).


Mrs J Younger                Exercise of options on 27 April 2006 over 6,892
                             Ordinary shares granted on 13 August 1997 under the Glaxo Wellcome International Share Option Scheme at a price of GBP12.75 per share. Exercise of options on 27 April 2006 over 45,000 Ordinary shares granted on 3 December 2002 under the GlaxoSmithKline Share Option Plan at a price of GBP11.79 per share.



                             The sale of 53,298 shares on 27 April 2006 at an average price of GBP15.21.

                             The Company was advised of these transactions on 28 April 2006.


Mr R Bondy                   The transfer by gift of 2,880 Ordinary shares in
                             GlaxoSmithKline plc on 27 April 2006.


                             The Company was advised of this transaction on 27 April 2006.


These notifications are in accordance with Disclosure Rule 3.1.4R(1)(a).


S M Bicknell
Company Secretary


28 April 2006



SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                                             GlaxoSmithKline plc
                                                                    (Registrant)

Date: April 28, 2006                                      By: VICTORIA WHYTE
                                                              ------------------
                                                              Victoria Whyte
                                                 Authorised Signatory for and on
                                                   behalf of GlaxoSmithKline plc